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June 16, 2023

VIA EDGAR AND FEDEX HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Dietrich King

Re:	MNTN, Inc. Amendment No. 5 to Draft Registration Statement on Form S-1

Submitted May 12, 2023

CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN, Inc. (the “Company”) and in connection with Amendment No. 5 to the Draft Registration Statement on Form S-1 (“Prior Draft Submission”) confidentially submitted to the Securities and Exchange Commission (the “Commission”) on May 12, 2023, we are hereby confidentially submitting the Company’s responses to the comment letter to the Prior Draft Submission received on June 6, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Prior Draft Submission.

Amendment No. 5 to Draft Registration Statement on Form S-1 submitted May 12, 2023

Business Model Allows for High Growth and Profitability, page 5

1.	Please revise the profitability aspect of the heading for this paragraph, as well as the related disclosure, to take into account that in recent fiscal years your performance has trended away from, rather than toward, achieving profitability. In this regard, we note your net income/loss results for the fiscal years ended December 31, 2020, 2021 and 2022.

June 16, 2023

Please make conforming revisions in the business section.

Response: The Company respectfully acknowledges the Staff’s comment and is supplementally providing the Staff with revised disclosure that, if applicable, it expects to replace the sixth paragraph on page 5 under the header “Prospectus Summary” and the first paragraph on page 86 under the header “Business” of the Prior Draft Submission in a future amendment to the registration statement which will be updated to the extent more recent net income/loss results are included in such registration statement, as illustrated below. Please note that additions have been marked with an underline and deletions have been marked with a ~~strikethrough~~.

•	Business Model Allows for High Growth ~~and Profitability~~. Our revenue grew by 35.1% for the year ended December 31, 2022 compared to the year ended December 31, 2021. Our direct-to-brand strategy has enabled us to achieve efficiencies in our sales cycle and rapid customer adoption. We generated $94.5 million of net loss and $(37.7) million of Adjusted EBITDA for the year ended December 31, 2022, compared to $12.2 million of net loss and $14.8 million of Adjusted EBITDA for the year ended December 31, 2021. See the section titled “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

•	Business Model Allows for High Growth ~~and Profitability~~. Our revenue grew by 35.1% for the year ended December 31, 2022 compared to the year ended December 31, 2021. We believe this rapid growth is a testament to our platform differentiation and industry-leading ROAS. Our direct-to-brand strategy has enabled us to achieve efficiencies in our sales cycle and rapid customer adoption. For performance brands, which we define as brands from which we derive PTV revenue, our inbound and outbound average sales cycles over the course of 2022 and 2021 was 31 days for each year. Furthermore, our self-serve platform requires minimal professional support and can be maintained and updated cost effectively, enabling ~~profitable operations and~~ margins similar to leading, scaled software companies. We generated $94.5 million of net loss and $(37.7) million of Adjusted EBITDA for the year ended December 31, 2022, compared to $12.2 million of net loss and $14.8 million of Adjusted EBITDA for the year ended December 31, 2021. See the section titled “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP. Our growth allows us to invest in technology that increases the value of our platform to customers and further strengthens our business model.

Capitalization, page 57

2.	Please explain why you did not include the short-term note payable balance of $38,956 as of December 31, 2022, as part of your indebtedness or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and is supplementally providing the Staff with the revised table, including the updated short-term note payable balance, that it expects to replace the existing table on page 57 of the Prior Draft Submission under the header “Capitalization” in a future amendment to the registration statement, to the extent the short-term note will then still be outstanding, as illustrated below:

June 16, 2023

	As of December 31, 2022
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
	(dollar amounts in thousands)
Cash and cash equivalents	$50,908	$	$
Indebtedness:
Warrant liabilities	$8,673
Debt	$13,815
Short-term note payable	$38,956
Redeemable convertible preferred stock, par value $0.0001 per share; 52,515,168 shares authorized, 41,994,022 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	168,888
Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share; 101,300,000 shares authorized, and 20,068,512 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Preferred stock, par value $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	80,561
Accumulated deficit	(168,527)
Total stockholders’ (deficit) equity	(87,965)
Total capitalization	$142,368	$	$

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman

Ian D. Schuman
of LATHAM & WATKINS LLP

cc:	(via email)
Mark Douglas, Chief Executive Officer, MNTN, Inc.
Patrick A. Pohlen, Chief Financial Officer, MNTN, Inc.
Brittany D. Ruiz, Latham & Watkins LLP